Room 4561
						August 23, 2005



Mr. John W. Roblin
Chairman of the Board of Directors,
President and Chief Executive Officer
Cover-All Technologies, Inc.
55 Lane Road
Fairfield, NJ 07004

Re:	Cover-All Technologies, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 25, 2005
	File No. 000-13124


Dear Mr. Roblin:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 24

1. Please explain to us how you determined that your liquidity disclosures were appropriate. Explain how you evaluated your ability to meet upcoming cash requirements over both the short and long term.
As part of your response, tell us how you considered providing the following, as described in Section IV of SEC Release 33-8350:

* Historical information regarding sources of cash and capital expenditures;
* An evaluation of the amounts and certainty of cash flows;
* The existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;
* Discussion and analysis of known trends and uncertainties;
* A description of expected changes in the mix and relative cost of capital sources;
* Indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and
* A discussion of prospective information regarding your sources of and needs for capital, except where otherwise clear from the discussion.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2. Your reference to a "license term" in your revenue recognition policy implies that you grant customers the right to use your software over a defined period of time. Please describe to us the length of both the license terms and the related maintenance periods and explain how you determine that VSOE exists for the maintenance.
As part of your response, address the guidance in AICPA Technical Practice Aids 5100.53 and .54.

3. It appears that your arrangements may involve multiple elements Please describe to us all elements included in any multiple-element arrangements and explain how you allocate the arrangement fee to each
element.   Indicate whether you determine VSOE for each element or
for the undelivered elements only and describe how your current revenue recognition policy addresses these arrangements.

4. Please tell us more about your software customization services referred to on page 4 and the other professional consulting services described in your revenue recognition policy. Describe the nature of these services and indicate whether these are offered as part of multiple-element arrangements. If these services are offered as part of multiple-element arrangements, explain to us how you have concluded that the services should be accounted for separately. Refer to paragraphs 7 and 63 to 71 of SOP 97-2 for further guidance.

5. You indicate on page 4 that your MIC software is available to your customers using an Application Service Provider model. Please explain to us how you recognize these revenues and indicate how your current revenue recognition policy addresses this model.

6. Your policy indicates that you recognize revenue when your software is accepted by customers. Please tell us about these acceptance provisions and any other revenue-related contingencies such as rights of return, stock rotation rights, price protection, and warranties. Describe the material terms of any such contingencies and describe their impact on your revenue recognition policy.

Capitalized Software, page F-11

7. We note that you complete development of your new software products concurrently with the establishment of technological feasibility and then begin capitalizing software costs. Please describe to us the nature of these post-development software costs that are being capitalized and explain how your policy complies with
SFAS 86.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. John W. Roblin
Cover-All Technologies, Inc.
August 23, 2005
Page 4